                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. ___)*



                                Expert Software, Inc.
---------------------------------------------------------------------------
                                   (Name of Issuer)


                                     Common Stock
---------------------------------------------------------------------------
                            (Title of Class of Securities)


                                     302131-10-7
---------------------------------------------------------------------------
                                    (CUSIP Number)

                                 Steven N. Machtinger
                                Hambrecht & Quist LLC
                      One Bush Street, San Francisco, CA  94104
                                    (415) 439-3000
---------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    April 7, 1997
---------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Page 2 of 14 Pages
CUSIP No. 302131-10-7

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hambrecht & Quist Group

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                             (a) / /
                             (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         -0-

     8  SHARED VOTING POWER
         342,000

     9  SOLE DISPOSITIVE POWER
         -0-

     10  SHARED DISPOSITIVE POWER
         342,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

342,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%

14  TYPE OF REPORTING PERSON

CO

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Page 3 of 14 Pages
CUSIP No. 302131-10-7

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hambrecht & Quist California

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                               (a) / /
                               (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         -0-

     8  SHARED VOTING POWER
         342,000

     9  SOLE DISPOSITIVE POWER
         -0-

     10  SHARED DISPOSITIVE POWER
         342,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

342,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%

14  TYPE OF REPORTING PERSON

CO

Page 4 of 14 Pages
CUSIP No. 302131-10-7

1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hambrecht & Quist L.L.C.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                               (a) / /
                               (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         -0-

     8  SHARED VOTING POWER
         342,000

     9  SOLE DISPOSITIVE POWER
         -0-

     10  SHARED DISPOSITIVE POWER
         342,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

342,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%

14  TYPE OF REPORTING PERSON

OO

Page 5 of Pages
CUSIP No. 302131-10-7

1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Daniel H. Case III

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                               (a) / /
                               (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                 /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         41,500

     8  SHARED VOTING POWER
         410,742

     9  SOLE DISPOSITIVE POWER
         41,500

     10  SHARED DISPOSITIVE POWER
         410,742

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

452,242

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%

14  TYPE OF REPORTING PERSON

IN

Page 6 of 14 Pages
CUSIP No. 302131-10-7

 ITEM 1.  SECURITY AND ISSUER.

    The reporting persons are the holders of shares of the Common Stock (the "Stock") of Expert Software, Inc., a Delaware corporation (the "Company" or "Expert"), 800 Douglas Road, Executive Tower, Suite #750, Coral Gables, FL 33134.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a), (b) & (c) The following information is given with respect to the persons filing this statement:

         HAMBRECHT & QUIST GROUP ("H&Q Group") is a publicly-held Delaware corporation formed in 1996 with its principal office at One Bush Street, San Francisco, California 94104. In addition to being engaged, through its subsidiary, Hambrecht & Quist LLC (described below), in the investment banking and broker-dealer businesses, H&Q Group through associated entities, is engaged in the venture capital and money management businesses. The directors and executive officers of H&Q Group are the following:


                                                                  Principal
                                                                  Occupation
Name                Position              Address                 (Business)
------              --------              -------                 ----------

Daniel H. Case III  Director, President,  One Bush Street         Same as
                    CEO                   San Francisco, CA       Position
                                          94104

William R.          Director, Chairman    One Bush Street         Same as
Hambrecht                                 San Francisco, CA       Position
                                          94104

William R.          Director, Vice        One Bush Street         Same as
Timken              Chairman              San Francisco, CA       Position
                                          94104

Howard B.           Director              c/o Hambrecht & Quist   President of
Hillman                                   One Bust Street         Auto-Trol
                                          San Francisco, CA       Technology
                                          94104                   Corp.

William E.          Director              c/o Hambrecht & Quist   Founder,
Mayer                                     One Bust Street         Development
                                          San Francisco, CA       Capital LLC
                                          94104

William J. Perry    Director              c/o Hambrecht & Quist   Professor,
                                          One Bush Street         Stanford
                                          San Francisco, CA       University
                                          94104

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Page 7 of 14 Pages
CUSIP No. 302131-10-7

Edmund H.           Director              c/o Hambrecht & Quist   Vice President
Shea, Jr.                                 One Bush Street         of J.F. Shea
                                          San Francisco, CA       Co., Inc.
                                          94104                   (construction
                                                                  and venture
                                                                  capital)

Patrick J. Allen    CFO                   One Bush Street         Same as
                                          San Francisco, CA       Position
                                          94104

Steven N.           Secretary             One Bush Street         Same as
Machtinger                                San Francisco, CA       Position
                                          94104

    HAMBRECHT & QUIST CALIFORNIA ("H&Q California"), wholly owned by H&Q Group, is a California corporation formed in 1982 with its principal office at One Bush Street, San Francisco, California 94104. In addition to being engaged, through its subsidiary, Hambrecht & Quist LLC (described below), in the investment banking and broker-dealer businesses, H&Q Group directly and through associated entities, is engaged in the venture capital and money management businesses. The directors and executive officers of H&Q Group are the following:

                                                                  Principal
                                                                  Occupation
Name                Position              Address                 (Business)
------              --------              -------                 ----------

Daniel H. Case III  Director, President   One Bush Street         Same as
                    CEO                   San Francisco, CA       Position
                                          94104

William R.          Director, Chairman    One Bush Street         Same as
Hambrecht                                 San Francisco, CA       Position
                                          94104

William R.          Director, Vice        One Bush Street         Same as
Timken              Chairman              San Francisco, CA       Position
                                          94104

Howard B.           Director              c/o Hambrecht & Quist   President of
Hillman                                   One Bush Street         Auto-Trol
                                          San Francisco, CA       Technology
                                          94104                   Corp.

William E.          Director              c/o Hambrecht & Quist   Founder,
Mayer                                     One Bush Street         Development
                                          San Francisco, CA       Capital LLC
                                          94104

William J. Perry    Director              c/o Hambrecht & Quist   Professor,
                                          One Bust Street         Stanford
                                          San Francisco, CA       University
                                          94104

Page 8 of 14 Pages
CUSIP No. 302131-10-7

Edmund H.           Director              c/o Hambrecht & Quist   VicePresident
Shea, Jr.                                 One Bush Street         of J.F. Shea
                                          San Francisco, CA       Co., Inc.
                                          94104                   (construction
                                                                  and venture
                                                                  capital)

Patrick J. Allen    CFO                   One Bush Street         Same as
                                          San Francisco, CA       Position
                                          94104

Steven N.           Secretary             One Bush Street         Same as
Machtinger                                San Francisco, CA       Position
                                          94104

    HAMBRECHT & QUIST LLC ("H&Q LLC"), a subsidiary of H&Q California, is a Delaware limited liability company formed in 1982 for the purpose of engaging in the investment banking and securities brokerage businesses, with its principal office at One Bush Street, San Francisco, CA 94104. H&Q California and Hambrecht & Quist B/D Subsidiary Corp., a wholly owned subsidiary of H&Q California, are the members of H&Q LLC. The directors and executive officers of Hambrecht & Quist LLC are the following:

                                                                  Principal
                                                                  Occupation
Name                Position              Address                 (Business)
------              --------              -------                 ----------

Daniel H. Case III  Director, President   One Bush Street         Same as
                    and CEO               San Francisco, CA       Position
                                          94104

William R.          Director, Chairman    One Bush Street         Same as
Hambrecht                                 San Francisco, CA       Position
                                          94104

William R.          Director, Vice        One Bush Street         Same as
Timken              Chairman              San Francisco, CA       Position
                                          94104

Patrick J. Allen    CFO                   One Bush Street         Same as
                                          San Francisco, CA       Position
                                                                  94104

Steven N.           Secretary             One Bush Street         Same as
Machtinger                                San Francisco, CA       Position
                                          94104

Paul L.             Executive Vice        One Bush Street         Same as
Hallingby           President             San Francisco, CA       Position
                                          94104

Page 9 of 14 Pages
CUSIP No. 302131-10-7

Cristina M.         Co-Director of        One Bush Street         Same as
Morgan              Investment Banking    San Francisco, CA       Position
                                          94104

David M.            Co-Director of        One Bush Street         Same as
McAuliffe           Investment Banking    San Francisco, CA       Position
                    and Chief             94104
                    Administrative
                    Officer

Bruce M.            Director of           One Bush Street         Same as
Lupatkin            Research              San Francisco, CA       Position
                                          94104

    DANIEL H. CASE III is a United States citizen whose business address is One Bush Street, San Francisco, California 94104. His principal occupation is President and Chief Executive Officer of H&Q LLC.

    (d) & (e) To the best knowledge of the reporting persons, during the last five years none of the reporting persons or their officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  All individuals referred to above are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    All shares of Stock of the Company were purchased with the funds of the owners of the shares of Stock listed in Item 5.

ITEM 4.  PURPOSE OF THE TRANSACTION.

    The owners listed in Item 5 purchased the Stock of the Company for general investment purposes. The owners listed in Item 5 may acquire additional shares of the Stock of the Company, based upon their respective investment decisions. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Company.

    The owners listed in Item 5 have no present plans or proposals which relate to or would result in:

    (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

    (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

    (c) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

Page 10 of 14 Pages
CUSIP No. 302131-10-7

    (d) any material change in the present capitalization or dividend policy of the Company;

    (e) any other material change in the Company's business or corporate structure;

    (f) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

    (g) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

    (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

    (i)  any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    Based on the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, there were 7,514,679 shares of Common Stock outstanding as of March 21, 1997. The following summarizes the shares of the Company beneficially owned by the reporting persons:

                             Number of
                             Shares                        Percentage
Investor                     Common Stock                  of Class
--------                     ------------                  --------
H&Q Group                    342,000                       4.6%
H&Q California               342,000                       4.6%
H&Q LLC                      342,000                       4.6%
Daniel H. Case III           452,242                       6.0%

    The 342,000 shares beneficially owned by H&Q Group and H&Q California are a result of their interests in H&Q LLC. H&Q Group is the sole parent of H&Q California which in turn is a member of H&Q LLC. H&Q LLC holds 342,000 shares of Common Stock of Expert that were acquired pursuant to open market purchases. Between February 6, 1997 and April 14, 1997, H&Q LLC purchased the following shares of Expert: 20,000 shares on March 25, 1997 at $2.125, 20,000 shares on April 7, 1997 at $2.125, 40,000 shares on April 8, 1997 at $2.125,
12,000 shares on April 9, 1997 at $2.00 and 40,000 shares on April 14, 1997 at $1.8125.

    Daniel H. Case III is a director and the President and Chief Executive Officer of H&Q Group, H&Q California and H&Q LLC. See Item 2 above. Mr. Case holds an aggregate of 41,500 shares of Expert. In addition, he may be deemed to have a beneficial interest in an aggregate of 20,516 shares of Expert that are owned by or held for the benefit of his spouse and children as well as an aggregate of 48,226 shares that are owned by or held for the benefit of Mr. Case s immediate family members. Mr. Case may also be deemed to beneficially own the shares held by H&Q LLC by virtue of his positions with H&Q LLC and its parent companies. All of the shares referenced in this paragraph were acquired pursuant to open market purchases. Between February 6, 1997 and April 14, 1997, accounts for the benefit of Mr. Case and his family purchased the following shares of Expert: 30,000 shares on February 26, 1997 at $3.125, 5,000 shares on March 25, 1997 at $2.125, 5,000 shares on
April 7, 1997 at $2.125 and 10,000 shares on April 14, 1997 at $1.8125.  Mr.
Case disclaims beneficial ownership of all of such shares except for shares directly held by him.

Page 11 of 14 Pages
CUSIP No. 302131-10-7

    Because voting and investment decisions concerning the above securities may be made by or in conjunction with H&Q Group, H&Q California, H&Q LLC and Daniel
H. Case III, each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this report shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person.

    Under the definition of beneficial ownership in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual directors, executive officers, members and/or managers of the foregoing entities might be deemed the beneficial owners of some or all of the securities to which this report relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this report nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this report relates, and such beneficial ownership is expressly disclaimed.

    This report does not include shares of Common Stock, if any, held by H&Q LLC in its trading account for the purposes of making a market in Expert's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    To the best knowledge and belief of the reporting persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     A.   Joint Filing Undertaking as required by Rule 13d-1(f).

Page 12 of 14 Pages
CUSIP No. 302131-10-7

SIGNATURES

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: April 16, 1997


                                  HAMBRECHT & QUIST GROUP

                                  By:  /s/ Jackie A. Berterretche
                                     ---------------------------------
                                     Attorney-in-Fact


                                  HAMBRECHT & QUIST CALIFORNIA

                                  By:  /s/ Jackie A. Berterretche
                                     ---------------------------------
                                     Attorney-in-Fact


                                  HAMBRECHT & QUIST L.L.C.

                                  By:  /s/ Patrick J. Allen
                                     ---------------------------
                                     Chief Financial Officer


                                  DANIEL H. CASE III

                                  By:  /s/ Daniel H. Case III
                                     ----------------------------
                                     Daniel H. Case III

Page 13 of 14 Pages
CUSIP No. 302131-10-7

                          EXHIBIT INDEX


Exhibit A                Joint Filing Undertaking                Page 14

Page 14 of 14 Pages
CUSIP No. 302131-10-7

                         JOINT FILING UNDERTAKING


     The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D jointly on behalf of each of such parties.

DATED: April 16, 1997


                                  HAMBRECHT & QUIST GROUP

                                  By:  /s/ Jackie A. Berterretche
                                     --------------------------------
                                     Attorney-in-Fact


                                  HAMBRECHT & QUIST CALIFORNIA

                                  By:  /s/ Jackie A. Berterretche
                                     --------------------------------
                                     Attorney-in-Fact


                                  HAMBRECHT & QUIST L.L.C.

                                  By:  /s/ Patrick J. Allen
                                     --------------------------
                                     Chief Financial Officer



                                  DANIEL H. CASE III

                                  By:  /s/ Daniel H. Case III
                                     -----------------------------
                                     Daniel H. Case III